

Mail Stop 4720

March 31, 2016

Nobuyuki Hirano
President and Chief Executive Officer
Mitsubishi UFJ Financial Group, Inc.
7-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8330
Japan

> **Re: Mitsubishi UFJ Financial Group, Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2015**
> **Filed July 27, 2015**
> **File No. 0-54189**

Dear Mr. Hirano:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 26 – Commitments and Contingent Liabilities – Litigation, page F-128

1.   Please explain to us how your disclosure of legal proceedings on page 165 and your risk factor related to legal proceedings on page 12 reflect the investigations related to your involvement in setting interbank benchmark rates and putative class actions in the United States. Based on the guidance in ASC 450-20-50, for those particular loss contingencies with at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please revise future filings to disclose the nature of the contingency and:

- the amount or range of reasonably possible losses in excess of amounts accrued,
- that reasonably possible losses cannot be estimated, or
- that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please:

- explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure, and
- for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. We believe an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. In this regard, you may provide your disclosures on an aggregated basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Volley, Staff Accountant, at 202-551-3437 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

CC: Via E-Mail
Tong Yu
Paul, Weiss, Rifkind, Wharton, Garrison LLP